Warner-Lambert Announces Two-For-One Stock Split;
                      Increases Dividend by 6 Percent
     MORRIS PLAINS, N.J., January 23, 1996 -- Warner-Lambert Company today announced the Board of Directors voted in favor of a two-for-one stock split of Warner-Lambert common stock. The stock split is subject to stockholder approval of an increase in the number of authorized common shares from 300 million to 500 million.
     Warner-Lambert shareholders will vote on the proposed increase in the number of authorized common shares at the company's annual meeting, to be held on April 23, 1996.
     Stockholders will receive information on the proposal in a proxy mailing scheduled to be sent in early March.
     If approved, the stock split would occur on May 3, and the company's quarterly dividend rate would be proportionately adjusted. If the increase in authorized shares is approved and the stock split effected, additional shares will be distributed on or about May 17, 1996 to stockholders of record on
May 3, 1996.
     The Board of Directors today also voted to increase the regular quarterly dividend rate by 6 percent, from 65 cents to 69 cents per share of common stock.
Annualized, the new dividend is $2.76.   The increased dividend will be paid on
March 8, 1996, to stockholders of record February 2, 1996.   Warner-Lambert
has increased its dividends paid every year since its stock was listed on the New York Stock Exchange in 1951.

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             Warner-Lambert Announces Two-For-One Stock Split;
                      Increases Dividend by 6 Percent

     Melvin R. Goodes, Warner-Lambert's chairman and chief executive officer, said "Our new product pipeline has never been more promising. The dividend increase and proposed stock split reflect the company's confidence in its future and the Board's continued belief in the company's ability to generate solid growth." Warner-Lambert is a worldwide company devoted to discovering, developing, manufacturing, and marketing quality consumer health care, pharmaceutical and confectionery products. It employs approximately 37,000 people worldwide.
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through PR Newswire's Company News On-Call fax service.  For a menu of Warner-
Lambert news releases or to retrieve a specific release, call 800-758-5804, extension 95887 or http://www.prnewswire.com/conc/exec/menu?95887 on the Internet. A free corporate logo to accompany this story is available immediately via Wieck Photo Database to any media with telephoto receiver or electronic darkroom (PC or MacIntosh) capable of accepting overhead transmissions. Call 214-392-0888 to retrieve logo./ Contact: Stephen J. Mock, 201-540-6696, or Jennifer Mann, 201-540-4268 (media); and George Shields, 201-540-6916 (investors)./